SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                                   SJMB, L.P.
                                C/O SJMB, L.L.C.
                          777 POST OAK BLVD., SUITE 950
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 17, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO. 458144102
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|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |   SJMB, LLC.  76-0559974
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS*
|      |   N/A
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|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Delaware
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 46,507,034
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | 0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 46,507,034
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | 0
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   46,507,034
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |    86.2%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   CO
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                                       -3-

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC") of 3748 Highway #45 North, Columbus, Mississippi 39701, beneficially owned by SJMB, L.P., a Delaware partnership ("SJMB"). This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.


ITEM 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a)-(c) This Statement is filed by SJMB, L.L.C., a Delaware corporation ("SJMBLLC"). SJMBLLC is the sole general partner of SJMB, L.P., a Delaware limited partnership ("SJMB"), and SJMBLLC's principal business is the conduct of the operations and business of SJMB. SJMBLLC's principal business is merchant banking. The principal business offices of SJMBLLC and SJMB is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJMBLLC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

        (d)-(e) During the five years prior to the date hereof, none of SJMBLLC nor, to the best of its knowledge, any executive officer or director of SJMBLLC
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On December 17, 1999, SJMB acquired warrants to purchase an aggregate of 3,075,000 shares of Common Stock and promissory notes of BWWC in the principal amount of $750,000 (the "$750,000 Convertible Note"). The unpaid principal amount of the $750,000 Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $0.75, subject to adjustment for certain dilutive events. The Partnership has the right to acquire up to 1,000,000 shares of Common Stock upon the conversion of the $750,000 Convertible Note.

On February 19, 1999, SJMB acquired warrants to purchase an aggregate of 1,325,000 shares of Common Stock and promissory notes of BWWC in the principal amount of $2.5 million (the "$2.5M Convertible Note"). The unpaid principal amount of the $2.5M Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock which was originally based on a conversion price of $1.50 and subject to adjustment for certain dilutive events. Subsequently, SJMB assigned 250,000 warrants to a third party in satisfaction for a unrelated transaction. Since the issuance of the $2.5M Convertible note, the anti-dilution provisions have been triggered and increased the number of shares related to the warrant, reduced the exercise price of the warrant to $0.75 and the conversion price of the $2.5M Convertible Note each to $0.75. After the anti-dilution adjustments, the Partnership has the right to acquire an additional 1,075,000 shares of Common Stock related to the warrant and up to 3,333,333 shares of Common Stock upon the conversion of the $2.5M Convertible Note.

On July 27, 1998, SJMB acquired warrants to purchase an aggregate of 2,083,000 shares of Common Stock and promissory notes of BWWC in the principal amount of $2.0 million (the "$2.0M Convertible Note"). The unpaid principal amount of the $2.0M Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock which was originally based on a conversion price of $2.25 and subject to adjustment for certain dilutive events. Subsequently, SJMB assigned 1,000,000 warrants to a third party in satisfaction for an unrelated transaction. Since the issuance of the $2.0M Convertible note, the anti-dilution provisions have been triggered and increased the number of shares related to the warrant, reduced the exercise price of the warrant to $0.75 and the conversion price of the $2.0M Convertible Note each to $0.75. After the anti-dilution adjustments, the Partnership has the right to acquire an additional 2,166,666 shares of Common Stock related to the warrant and up to 2,666,667 shares of Common Stock upon the conversion of the $2.5M Convertible Note.

Additionally, the anti-dilution provisions have been triggered and increased the number of shares related to the warrant, reduced the exercise price of the warrant to $0.75 and the conversion price of the $9M Convertible Note issued on March 16, 1998 to $0.75. After the anti-dilution adjustments, the Partnership has the right to acquire an additional 14,400,000 shares of Common Stock related to the warrant and up to 12,000,000 shares of Common Stock upon the conversion of the $9M Convertible Note.

As of February 15, 2000 all accrued and unpaid interest owed to SJMB by BWWL is convertible into 2,832,034 shares of Common Stock.

Mr. Underbrink is the beneficial and record owner of 200,000 shares of the Common Stock of BWWL. In addition, Mr. Underbrink and Mr. Thompson are also beneficial owners as joint tenants in common of a $750,000 convertible promissory note (the "$750,000 Note")that is convertible into 1,000,000 shares of common stock and 3,075,000 shares of common stock upon exercise of warrants received in connection with the $750,000 Note.

Mssrs. Underbrink and Thompson each hereby disclaim beneficial ownership of all shares of the Common Stock and Warrants of BWWL held by SJMBLLC and SJMB, and the filing of this statement of Schedule 13D shall not be construed as an admission that Mssrs. Underbrink and Thompson is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SJMB, L.P.
                                    BY: SJMB, L.L.C.,
                                        general partner


                                    FEBRUARY 16, 2000



                                    JAMES H. HARRISON,
                                    VICE PRESIDENT


                                    SJMB, L.L.C.

                                    FEBRUARY 16, 2000



                                    JAMES H. HARRISON,
                                    VICE PRESIDENT